United States securities and exchange commission logo





                             February 14, 2023

       David Baker
       Chief Executive Officer
       Vallon Pharmaceuticals, Inc.
       Two Logan Square
       100 N. 18th Street, Suite 300
       Philadelphia, PA 19103

                                                        Re: Vallon
Pharmaceuticals, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed February 9,
2023
                                                            File No. 333-268977

       Dear David Baker:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4

       Facing Page

   1. We note from proposal 2 that you are proposing an amendment to the amended and restated certificate of
incorporation of Vallon to effect a reverse stock split of Vallon
                                                        Common Stock at a ratio
within the range of not less than ____ and not greater than ____ , with such ratio to be
mutually agreed upon by Vallon and the Investor prior to the
                                                        Effective Time. Please
revise your filing to provide the range of the reverse stock split as well as to update your
pro forma financial statements for the impact of the reverse stock split upon your
financial statements.
 David Baker
FirstName LastNameDavid
Vallon Pharmaceuticals, Inc.Baker
Comapany14,
February  NameVallon
            2023        Pharmaceuticals, Inc.
February
Page 2 14, 2023 Page 2
FirstName LastName
Management Following the Merger
Directors of the Combined Company Following the Merger, page 121

2. We refer to Comment 5 from our letter dated January 19, 2023. Please revise here and throughout, where appropriate, to disclose all of the members of the combined company's board of directors. Please also disclose the members of the combined company's audit committee, compensation committee and nominating and corporate governance committee and the responsibilities of these committees.
       You may contact Tara Harkins at 202-551-3639 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:      Faith Charles, Esq.